VITERRA™

SUPPL

RECEIVED
2009 OCT -7 A 9:51
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Exemption #: 82-5037

September 29, 2009

Attn: Paul Dudek
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
Phone: 202-942-8088
Fax: 202-772-9207

09047082

Viterra Inc.
Exemption No: 82-5037
Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, as amended, attached is:

1. A copy of three news releases that were filed on the Toronto Stock Exchange and provincial securities commissions.

2. A copy of a material change report that were filed on the Toronto Stock Exchange and provincial securities commissions.

Yours truly,

Colleen Vancha, Senior Vice-President
Investor Relations and Corporate Affairs

Copy to: Ray Dean, Vice-President, General Counsel and Corporate Secretary
Rex McLennan, Chief Financial Officer

Attachment

dlw 10/7

For Immediate Release
Date: September 29, 2009
Calgary, Alberta
Listed: TSX:VT

Viterra Confirms ABB Ports Access Approval by Australian Commission

Calgary, Alberta -- Viterra Inc. ("Viterra") is pleased to confirm that ABB Grain, a subsidiary of Viterra, has received approval of its port access undertaking by the Australian Competition & Consumer Commission ("ACCC").

Under relevant Australian law, parties must hold accreditation in order to export wheat in bulk from Australia. To maintain their accreditation, exporters like ABB that control port facilities, must also have in place from October 1, 2009, an ACCC-approved access undertaking that covers the services they provide at port terminal facilities. The accreditation covers wheat exports only and was established as a result of the de-regulation of the Australian wheat market in 2008.

The ACCC approved the undertaking September 29, 2009, in Australia, positioning ABB to renew its wheat export licence through Wheat Exports Australia.

Viterra's President and CEO Mayo Schmidt said: "We are pleased to have completed this very important process in Australia. The principles of transparency, access and accountability are the pillars upon which Viterra's operating model has been built. They provide a foundation that encourages competition and supports economic prosperity for all industry participants. We look forward to participating in the wheat export program in Australia. It is an essential part of Viterra's overall strategy to bring food ingredients from areas of surplus to world locations where populations and food requirements are rising steadily."

The undertaking process is aimed at ensuring open access to grain handling and export infrastructure. ABB Grain issued a news release earlier today, which is appended to this release.

The ports access undertaking approved by the ACCC has been provided by ABB Grain's subsidiary company AusBulk Limited, as port terminal operator.

Forward-Looking Information

This release contains forward looking statements that involve certain risks and uncertainties which could cause actual results to differ materially from future results expressed or implied by such statements. Important factors that could affect these statements include, without limitation, weather conditions; producer's decisions regarding total planted acreage, crop selection, and utilization levels of farm inputs such as fertilizers and pesticides; grain export levels; changes in government policy and transportation deregulation; world agricultural commodity prices and markets; currency risk; changes in competitive forces including pricing pressures; and global political and economic conditions, including grain subsidy actions of the United States and European Union.

About Viterra

Viterra Inc. is a global food ingredients agribusiness headquartered in Canada. The Company has extensive operations and distribution capabilities across Western Canada, as well as in Australia and New Zealand, with Adelaide, Australia being Viterra's base for its Southeast Asian operations. Viterra also has offices and operations in the United States, Japan, Singapore, China, Switzerland, and a joint venture in Ukraine. The Company is diversified into sales and services of crop inputs and equipment, grain handling and marketing, livestock feed, food and malt processing and financial products. These operations are complemented by value-added businesses and strategic alliances, which allow Viterra to leverage its pivotal position between growers and destination customers. The Company's common shares are listed on the TSX under the symbol VT. In Australia, Viterra's Chess Depositary Interests (CDIs) are traded on the Australian Securities Exchange (ASX) under the symbol VTA.

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FOR FURTHER INFORMATION PLEASE CONTACT:

Investors contact:

Colleen Vancha
Senior Vice-President,
Investor Relations and Corporate Affairs
Viterra Inc.
(306) 569-5014

Media contact:

Peter Flengeris
Investor Relations and Corporate Affairs
Viterra Inc. (306) 569-4810
Website: http://www.viterra.ca

ABB

MEDIA RELEASE from ABB Grain Ltd

Media Statement No: 1427
For distribution: General

29 September 2009

ABB Grain receives ports access approval from ACCC

ABB Grain* (a subsidiary of Viterra Inc) has today received Australian Competition & Consumer Commission approval for its ports access undertaking, which was necessary in order to renew its wheat export marketing licence under the *Wheat Export Marketing Act*.

Viterra's Chief Operating Officer Mr Fran Malecha said: "We are pleased that the ACCC has provided a positive response to our undertaking.

"We believe this should provide both growers and marketers with full confidence that ABB Grain is operating our ports with the intent of maximising throughput for the benefit of all parties.

"ABB Grain remains confident it will now achieve renewal of its wheat export licence from Wheat Exports Australia to continue its wheat export program in the coming months.

"We have a large harvest ahead of us and we look forward to working with all supply chain participants to handle the anticipated crop."

The ports access undertaking approved by the ACCC has been provided by ABB Grain's subsidiary company AusBulk Limited, as port terminal operator

ABB Grain Ltd., a subsidiary of Viterra Inc. (ASX: VTA; TSX: VT) is a leading Australian agribusiness with a multi-faceted operation and international focus. ABB's diversified operations stretch across the entire supply chain. The company's core business divisions include national supply chain, grain marketing, malt and rural services. ABB employs 1100 staff across its divisions throughout Australia and its international operations.

Issued for ABB by Kenn Pearce, Media Manager, (08) 8304 5105, mobile 0419 232 230, fax. (08) 8231 1249, Email: **kenn.pearce@abb.com.au**

For Immediate Release
Date: September 25, 2009
Calgary, Alberta
Listed: TSX: VT

Viterra Strengthens Agri-Products Retail Network: Acquires Lakeside Fertilizer

CALGARY, ALBERTA --- (Marketwire – September 25, 2009) – Viterra Inc. (TSX: VT) (ASX:VTA) and XL Foods Inc. are pleased to announce they have entered into an agreement in which Viterra will acquire the assets of Lakeside Fertilizer (Lakeside), a division of XL Foods and southern Alberta's largest independent retailer of fertilizer and agricultural chemicals.

The transaction, which closed today, includes six retail outlets in Bow Island, Brooks, Claresholm, Medicine Hat, Taber and Vauxhall, AB. Rabobank International acted as exclusive financial advisor to XL Foods.

"This acquisition allows us to further leverage our logistics and distribution network, ensuring that our customers in southern Alberta have the right products at the right time," said Doug Wonnacott, Viterra's Senior Vice-President, Agri-products. "It is also consistent with our overall strategy to optimize our retail footprint in Western Canada and increase our market share."

Strategically located in a prime growing region of Alberta, the sites will allow Viterra to sell inputs for traditional crops, as well as high input specialty crops such as sugar beets and potatoes.

Customers will have access to a full range of agri-products including Viterra's exclusive line-up of proprietary seed, private label crop protection products, along with a variety of custom services.

"We would like to thank the employees, customers and suppliers that have supported the Lakeside Fertilizer business over the years," said Brian Nilsson, Co-CEO of XL Foods Inc.

Wonnacott added that Lakeside employees, as part of the Viterra team, will continue to provide area customers with expert advice and quality service.

The acquisition will increase Viterra's total number of retail sites to 259 across Western Canada.

About Viterra

Viterra Inc. is a global food ingredients agribusiness headquartered in Canada. The Company has extensive operations and distribution capabilities across Western Canada, as well as in Australia and New Zealand, with Adelaide, Australia being Viterra's base for its Southeast Asian operations. Viterra also has offices and operations in the United States, Japan, Singapore, China, Switzerland, and a joint venture in Ukraine. The Company is diversified into sales and services of crop inputs and equipment, grain handling and marketing, livestock feed, food and malt processing and financial products. These operations are complemented by value-added businesses and strategic alliances, which allow Viterra to leverage its pivotal position between growers and destination customers. The Company's common shares are listed on the TSX under the symbol VT. In Australia, Viterra's Chess Depositary Interests (CDIs) are traded on the Australian Securities Exchange (ASX) under the symbol VTA.

About XL Foods

XL Foods Inc. is the largest Canadian owned and operated beef processor in Canada. It is part of the Nilsson Bros. Group of companies, which are a diverse agri-business that is involved in all facets of beef and cattle production, marketing and processing. XL Foods Inc. operates facilities in Alberta, Saskatchewan, Nebraska and Idaho.

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FOR FURTHER INFORMATION PLEASE CONTACT:

Peter Flengeris
Investor Relations and Corporate Affairs
Viterra Inc.
(306) 569-4810

Website: http://www.viterra.ca

Patrick Bieleny
Chief Financial Officer
XL Foods Inc.
(780) 477-2233

Website: http://www.xlfoods.com

VITERRA™

For Immediate Release
Date: September 24, 2009
Calgary, Alberta
Listed: TSX:VT; ASX:VTA

Viterra Announces Listing of New Shares Issued under ABB Scheme of Arrangement

Viterra Inc. ("Viterra" or the "Company") is pleased to announce that the 78,296,645 common shares that were issued on the implementation of its acquisition of ABB Grain Ltd by Scheme of Arrangement have been listed and posted for trading on the Toronto Stock Exchange at 9:30 a.m. (Toronto time) this morning.

Forward-Looking Information
This release contains forward looking statements that involve certain risks and uncertainties which could cause actual results to differ materially from future results expressed or implied by such statements. Important factors that could affect these statements include, without limitation, weather conditions; producer's decisions regarding total planted acreage, crop selection, and utilization levels of farm inputs such as fertilizers and pesticides; grain export levels; changes in government policy and transportation deregulation; world agricultural commodity prices and markets; currency risk; changes in competitive forces including pricing pressures; and global political and economic conditions, including grain subsidy actions of the United States and European Union.

About Viterra
Viterra Inc. is a global food ingredients agribusiness headquartered in Canada. The Company has extensive operations and distribution capabilities across Western Canada, as well as in Australia and New Zealand, with Adelaide, Australia being Viterra's base for its Southeast Asian operations. Viterra also has offices and operations in the United States, Japan, Singapore, China, Switzerland, and a joint venture in Ukraine. The Company is diversified into sales and services of crop inputs and equipment, grain handling and marketing, livestock feed, food and malt processing and financial products. These operations are complemented by value-added businesses and strategic alliances, which allow Viterra to leverage its pivotal position between growers and destination customers. The Company's common shares are listed on the TSX under the symbol VT. In Australia, Viterra's Chess Depositary Interests (CDIs) are traded on the Australian Securities Exchange (ASX) under the symbol VTA.

– 30 –

FOR FURTHER INFORMATION PLEASE CONTACT:

Peter Flengeris
Investor Relations and Corporate Affairs
Viterra Inc.
(306) 569-4810

Website: http://www.viterra.ca

FORM 51-102F3

Material Change Report

Item 1 Name and Address of Company

Viterra Inc. ("**Viterra**")
2625 Victoria Avenue
Regina, Saskatchewan
S4T 7T9

Item 2 Date of Material Change

September 23, 2009

Item 3 News Release

News releases announcing the material changes were issued through Marketwire on September 23, 2009 and are attached to this report.

Item 4 Summary of Material Change

On September 23, 2009, Viterra announced the successful implementation of its acquisition of ABB Grain Ltd ("**ABB**") by Scheme of Arrangement (the "**Scheme**"), pursuant to the implementation agreement between ABB and Viterra signed on May 19, 2009 (the "**Implementation Agreement**").

In accordance with the Scheme, and pursuant to elections by ABB shareholders of record on September 18, 2009, on September 23, 2009, Viterra and its wholly owned subsidiary Viterra Australia Pty Ltd ("**Viterra Australia**") provided consideration to or for the benefit of ABB shareholders consisting of an aggregate cash amount of A$751,689,273.37 and an aggregate of 78,296,645 new shares of Viterra (the "**New Viterra Shares**"). In exchange, all ordinary shares of ABB (the "**ABB Shares**") have been registered in the name of Viterra Australia.

Viterra also announced that the fully franked special dividend of A$0.41 per ABB share described in ABB's Scheme booklet dated July 30, 2009 (the "**Scheme Booklet**") was paid on September 23, 2009 to ABB shareholders of record at 6:30 p.m. (Adelaide time) on September 17, 2009.

The 56,250,000 subscription receipts (the "**Receipts**") of Viterra that were issued by private placement on May 13, 2009 at C$8.00 per Receipt were exchanged into common shares of Viterra on September 23, 2009, on the basis of one common share per Receipt. Trading of the 56,250,000 Viterra common shares issued on exchange of the Receipts on the Toronto Stock Exchange (the "**TSX**") commenced on September 23, 2009.

In satisfaction of obligations under the Implementation Agreement, on September 23, 2009, four new directors were appointed to Viterra's board of directors and one existing director resigned.

Item 5 Full Description of Material Change

5.1 – Full Description of Material Change

On September 23, 2009, Viterra announced the successful implementation of its acquisition of ABB by Scheme of Arrangement.

ABB and Viterra signed the Implementation Agreement on May 19, 2009, under which Viterra proposed to acquire all the issued and outstanding shares in ABB for a mixture of cash and scrip via the Scheme. Approvals were granted by ABB shareholders and the Federal Court of Australia earlier in September.

In accordance with the Scheme, and pursuant to elections by ABB shareholders of record at 6:30 p.m. (Adelaide time) on September 18, 2009, on September 23, 2009, Viterra and its wholly owned subsidiary Viterra Australia provided the following Scheme Consideration to or for the benefit of ABB shareholders:

- An aggregate cash amount of A$751,689,273.37 was paid into the trust account designated by ABB. Dispatch of cheques and electronic payments to ABB shareholders entitled to cash payments under the Scheme is expected to commence on September 28, 2009.
- An aggregate of 78,296,645 New Viterra Shares were issued under the Scheme. Of these:
  - 9,634,338 New Viterra Shares were issued to ABB shareholders who elected to receive common shares of Viterra under the Scheme. Dispatch of share certificates representing these New Viterra Shares is expected to commence on or about September 28, 2009.
  - An aggregate of 68,629,939 New Viterra Shares were issued to CHESS Depository Nominees Pty Ltd in trust for ABB shareholders who elected to receive Viterra CHESS Depositary Interests. Dispatch of holding statements representing the Viterra CHESS Depositary Interests is expected to occur on or about September 28, 2009.
  - An aggregate of 32,368 New Viterra Shares will be sold under the Cash Out Facility on or before October 15, 2009, following which cheques and electronic payments will be dispatched to those ABB shareholders entitled to receive such payments, as described in the Scheme Booklet.

In exchange for the Scheme Consideration, on September 23, 2009, all ABB Shares were registered in the name of Viterra Australia.

Viterra also announced that the fully franked special dividend of A$0.41 per ABB share described in the Scheme Booklet was paid on September 23, 2009 to ABB shareholders of record at 6:30 p.m. (Adelaide time) on September 17, 2009.

Trading of the New Viterra Shares on the TSX commenced on September 24, 2009.

The last day of trading in Viterra CHESS Depositary Interests on the Australian Securities Exchange ("**ASX**") on a deferred settlement basis will be September 28,

2009 and that trading in Viterra CHESS Depositary Interests on the ASX on a normal settlement basis will commence on September 29, 2009.

The last day for dispatch of cash consideration (other than any cash payments under the Cash Out Facility), certificates for New Viterra Shares and holding statements for Viterra CHESS Depositary Interests is October 8, 2009.

Trading of ABB Shares was suspended and that ABB had applied for their listing on the ASX to be cancelled on September 24, 2009.

On September 23, 2009, the 56,250,000 Receipts that were issued by private placement on May 13, 2009 at C$8.00 per Receipt were exchanged into common shares of Viterra on the basis of one common share per Receipt. Trading of the Receipts was suspended on September 23, 2009 and trading on the TSX of the 56,250,000 Viterra common shares issued on exchange of the receipts commenced on September 23, 2009.

Messrs. Perry Gunner, Max Venning, Paul Daniel and Kevin Osborn, former directors of ABB, joined the Viterra board on September 23, 2009. This satisfies a commitment made to ABB in the Implementation Agreement. To facilitate these appointments, Mr. Herb Pinder resigned from the Viterra board.

Terms used but not otherwise defined shall have the meaning given to them in the Scheme Booklet.

5.2 – Disclosure for Restructuring Transactions

Not applicable.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

No significant facts in this report remain confidential, and no information has been omitted from this report.

Item 8 Executive Officer

For further information please contact Colleen Vancha, Senior Vice-President, Investor Relations & Corporate Affairs, at (306) 569-4782.

Item 9 Date of Report

September 24, 2009

For Immediate Release
Date: September 23, 2009
Calgary, Alberta
Listed: TSX: VT; ASX: VTA

Viterra Completes Acquisition of ABB Grain

Viterra Inc. is pleased to announce the successful implementation today of its acquisition of ABB Grain Ltd ("ABB") by Scheme of Arrangement (the "Scheme").

Mayo Schmidt, President and Chief Executive Officer of Viterra said: "Viterra is very pleased to announce the official implementation of the Scheme and our first day of operation under our transformational combination with ABB. We have already undertaken significant integration planning of our two companies. We are well positioned to support the existing and future needs of both our producer and destination customer bases and the ever-increasing demand for quality foods in Asia and Southeast Asia where populations are rising quickly. Today formally marks our company's new role as a leading global ingredients supplier, a vision supported and valued by our shareholders."

ABB and Viterra signed an Implementation Agreement on 19 May 2009, under which Viterra proposed to acquire all the issued and outstanding shares in ABB for a mixture of cash and scrip via the Scheme. Approvals were granted by ABB shareholders and the Federal Court of Australia earlier in September.

In accordance with the Scheme, and pursuant to elections by ABB shareholders of record at 6:30 p.m. (Adelaide time) on 18 September 2009 (the "Scheme Record Date"), Viterra and its wholly owned subsidiary Viterra Australia Pty Ltd ("Viterra Australia") have today provided the following Scheme Consideration to or for the benefit of ABB shareholders:

- An aggregate cash amount of A$751,689,273.37 has been paid into the trust account designated by ABB. Dispatch of cheques and electronic payments to ABB shareholders entitled to cash payments under the Scheme is expected to commence on 28 September 2009.
- An aggregate of 78,296,645 new shares of Viterra (the "New Viterra Shares") have been issued under the Scheme. Of these:
  - 9,634,338 New Viterra Shares have been issued to ABB shareholders who elected to receive common shares of Viterra under the Scheme. Dispatch of share certificates representing these New Viterra Shares is expected to commence on or about 28 September 2009.
  - An aggregate of 68,629,939 New Viterra Shares have been issued to CHESS Depository Nominees Pty Ltd ("CDN") in trust for ABB shareholders who elected to receive Viterra CDIs. Dispatch of holding statements representing the Viterra CDIs is expected to occur on or about 28 September 2009.
  - An aggregate of 32,368 New Viterra Shares will be sold under the Cash Out Facility on or before 15 October 2009, following which cheques and electronic payments will be dispatched to those ABB shareholders entitled to receive such payments, as described in ABB's Scheme booklet dated 30 July 2009 (the "Scheme Booklet").

In exchange for the Scheme Consideration, all ordinary shares of ABB (the "ABB Shares") have been delivered and registered in the name of Viterra Australia.

The fully franked special dividend of A$0.41 per ABB share described in the Scheme Booklet has also been paid today to ABB shareholders of record at 6:30 p.m. (Adelaide time) on 17 September 2009.

Trading of the New Viterra Shares on the Toronto Stock Exchange ("TSX") is expected to commence at 9:30 a.m. (Toronto time) on 24 September 2009.

The last day of trading in Viterra CDIs on the Australian Securities Exchange ("ASX") on a deferred settlement basis will be 28 September 2009. Trading in Viterra CDIs on the ASX on a normal settlement basis will commence on 29 September 2009.

The last day for dispatch of cash consideration, certificates for New Viterra Shares and holding statements for Viterra CDIs is 8 October 2009.

Trading of ABB Shares is currently suspended and ABB has applied for their listing on the ASX to be cancelled on 24 September 2009.

Viterra is also pleased to announce that the 56,250,000 subscription receipts (the "Receipts") that were issued by private placement on 13 May 2009 at C$8.00 per Receipt have been exchanged into common shares of Viterra on the basis of one common share per Receipt. Trading of the Receipts is currently suspended and trading of the 56,250,000 Viterra common shares issued on exchange of the receipts on the TSX will commence at 9:30 a.m. (Toronto time) on 23 September 2009.

Terms used but not otherwise defined shall have the meaning given to them in the Scheme Booklet.

Forward-Looking Information

This release contains forward looking statements that involve certain risks and uncertainties which could cause actual results to differ materially from future results expressed or implied by such statements. Important factors that could affect these statements include, without limitation, weather conditions; producers' decisions regarding total planted acreage, crop selection, and utilization levels of farm inputs such as fertilizers and pesticides; grain export levels; changes in government policy and transportation deregulation; world agricultural commodity prices and markets; currency risk; changes in competitive forces including pricing pressures; and global political and economic conditions, including grain subsidy actions of the United States and European Union.

About Viterra

Viterra Inc. is Canada's leading agribusiness, with extensive operations and distribution capabilities across Western Canada, and with operations in the United States, Japan, Singapore and Geneva. The Company is diversified into sales and services of crop inputs and equipment, grain handling and marketing, livestock feed, agri-food processing and financial products. These operations are complemented by value-added businesses and strategic alliances, which allow Viterra to leverage its pivotal position between farmers and destination customers. The Company's common shares are listed on the TSX under the symbol VT. In Australia, the Viterra CDIs are traded on the ASX on a deferred settlement basis under the symbol VTA.

Investors contact:
Colleen Vancha
Senior Vice President IR&CA
Viterra Inc.
(306) 569-5014

Media contact:
Susan Cline
Manager of Communications
Viterra Inc.
(306) 569-6948

www.viterra.ca

VITERRA™

For Immediate Release
Date: September 23, 2009
Calgary, Alberta
Listed: TSX:VT; and ASX:VTA

Viterra Appoints Four New Directors

Calgary, Alberta --- Viterra Inc. ("Viterra" or the "Company") is pleased to confirm that today four former Directors of ABB Grain Ltd. ("ABB") have joined Viterra's Board of Directors. This satisfies a commitment Viterra made to ABB in the merger implementation agreement the two companies signed on May 19, 2009, when they agreed Viterra would acquire ABB.

The additions, which include two Australian growers, will expand the perspective of the Viterra Board, ensuring that it has the benefit of Australian experience in the development of the Company's future global direction. Its corporate governance model will be enhanced with the addition of a Deputy Chairman position, one of the ABB nominees.

"Our new appointments are an excellent complement to Viterra's Board. The former ABB Directors who have been selected to help govern our combined company have the necessary background and breadth of knowledge, not only with a deep understanding of Australia's agriculture industry, but also with respect to government processes and the business environment in Australia and New Zealand. We welcome their insights and individual expertise as we successfully integrate our companies," said Thomas Birks, Chairman of the Board of Directors of Viterra.

Viterra also noted that to facilitate the appointment of these new Directors, because of limitations under the Canadian Business Corporations Act with respect to the number of directors that can be added to the Board at any one time, Mr. Herb Pinder, a long-time Viterra Director, has temporarily resigned from the Board and will act as an observer until spring 2010. Viterra intends to nominate Mr. Pinder for re-election as a Director at the next annual meeting of shareholders.

Viterra's new Directors are:

Mr. Perry Gunner, B.AgSc, Grad. Dip. Bus. Admin
Mr. Gunner was the Chair of ABB's Board and served on its Nomination and Remuneration Committees. He is a Director of Australian Vintage Ltd. and Freedom Nutritional Foods Limited and a previous Director of AusBulk Ltd. Mr. Gunner has been appointed Viterra's Deputy Chairman and will serve on Viterra's Nominating Corporate Governance Committee.

Mr. Max Venning, MAICD (Deputy Chairman)
Mr. Venning was the Deputy Chair of ABB's Board, and served on Nomination and Grower Links Committees. A grower from Bute, South Australia, he is also a previous Director of AusBulk Ltd. and United Grower Holdings Ltd. Mr. Venning will serve on Viterra's Compensation Committee.

Mr. Paul Daniel, FAICD
Mr. Daniel served on the Finance and Audit Committees of ABB's Board. He is a previous Director of Direct Fertilizers Ltd and is a grower from Balaklava, South Australia. Mr. Daniel will join the Board's Audit Committee.

Mr Kevin Osborn, FAICD, FFTA, FPNA
Mr. Osborn was the Chair of ABB's Finance and Audit Committees of the Board, and a member of the Corporate Risk and Compliance and Remuneration Committees. He is Deputy Chairman of Bendigo and Adelaide Bank Ltd and Director of Leaders Institute of SA Inc. Mr. Osborn will participate on Viterra's Audit Committee and a newly formed Safety, Health and Environment Committee.

They join the following individuals who make up the rest of Viterra's Board: Board Chair Thomas Birks, and Directors Vic Bruce, Thomas Chambers, Bonnie DuPont, Tim Hearn, Dallas Howe, Harold Milavsky, Larry Ruud and Mayo Schmidt.

Forward-Looking Information:
This release contains forward looking statements that involve certain risks and uncertainties which could cause actual results to differ materially from future results expressed or implied by such statements. Important factors that could affect these statements include, without limitation, weather conditions; producer's decisions regarding total planted acreage, crop selection, and utilization levels of farm inputs such as fertilizers and pesticides; grain export levels; changes in government policy and transportation deregulation; world agricultural commodity prices and markets; currency risk; changes in competitive forces including pricing pressures; and global political and economic conditions, including grain subsidy actions of the United States and European Union.

About Viterra:
Viterra Inc. is a global food ingredients agribusiness headquartered in Canada. The Company has extensive operations and distribution capabilities across Western Canada, as well as in Australia and New Zealand, with Adelaide, Australia being Viterra's base for its Southeast Asian operations. Viterra also has offices and operations in the United States, Japan, Singapore, China, Switzerland, and a joint venture in Ukraine. The Company is diversified into sales and services of crop inputs and equipment, grain handling and marketing, livestock feed, food and malt processing and financial products. These operations are complemented by value-added businesses and strategic alliances, which allow Viterra to leverage its pivotal position between growers and destination customers. The Company's common shares are listed on the TSX under the symbol VT. In Australia, Viterra's Chess Depositary Interests (CDIs) are traded on the Australian Securities Exchange (ASX) under the symbol VTA.

– 30 –

FOR FURTHER INFORMATION PLEASE CONTACT:

Investors contact:
Colleen Vancha
Senior Vice President IR&CA
Viterra Inc.
(306) 569-5014

Media contact:
Susan Cline
Manager of Communications
Viterra Inc.
(306) 569-6948

Website: www.viterra.ca